Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

W. John McGuire

202.739.5654

wjmcguire@morganlewis.com

VIA EDGAR

April 13, 2012

Richard Pfordte, Esq.

Senior Counsel

Securities and Exchange Commission

Washington, DC 20549

Re:	SSgA Active ETF Trust (the “Trust”) SEC File Numbers: 333-173276, 811-22542

Dear Mr. Pfordte:

This letter responds to comments you provided in two separate telephonic discussions with me on Thursday, March 15, 2012 and Friday, March 16, 2012, with respect to the Pre-Effective Amendment No. 2. Pre-Effective Amendment No. 2 was filed on January 6, 2012 and included disclosure with respect to the Trust’s six initial series: SPDR SSgA Real Asset Strategy ETF, SPDR SSgA Income Allocation ETF, SPDR SSgA Conservative Global Allocation ETF, SPDR SSgA Global Allocation ETF, SPDR SSgA Aggressive Global Allocation ETF, and SPDR Blackstone/GSO Senior Loan ETF (each a “Fund” and collectively the “Funds”). SSgA Funds Management, Inc. (the “Adviser”) will serve as adviser to the Funds and GSO / Blackstone Debt Funds Management LLC will serves as sub-adviser to the SPDR Blackstone/GSO Senior Loan ETF. Each Fund will invest in a “Portfolio,” which is a separate series of another trust. These Portfolios will have strategies and policies identical to those of the Funds.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Trust, are provided below. All page references refer to the pages in Pre-Effective Amendment No. 2. Capitalized terms not defined herein should be given the meaning provided in Pre-Effective Amendment No. 2.

General

1.	Comment: The Board of Trustees of each Portfolio should sign the registration statement. Please revise the signature page accordingly.

Response: The signature page will be revised accordingly.

2.	Comment: The Staff notes that acquired fund fees and expenses are covered by the unitary fee. Please explain how this is covered in the advisory agreement.

Richard Pfordte, Esq.

April 13, 2012

Response: The unitary fee for each Fund other than the SPDR Blackstone/GSO Senior Loan ETF will be reduced by the proportional amount of the advisory fee, as well as acquired fund fees and expenses, of the corresponding Portfolio. The unitary fee for the SPDR Blackstone/GSO Senior Loan ETF will be reduced by the proportional amount of the advisory fee of the Blackstone/GSO Senior Loan Portfolio. The Exhibit to the advisory agreement will be revised to reflect this. In addition, the footnote to each fee table in the Prospectus has been revised accordingly.

3.	Comment: Please confirm that there are no tax impediments as a result of being in a master feeder structure.

Response: We are not aware of any “tax impediments” to a master feeder structure, specifically after the Registered Investment Company Modernization Act of 2010 (“RIC Modernization Act”), which now permits the redemption of stock in a publicly traded registered investment company by an upper tier fund to be treated as a sale or exchange with no concern about having to examine whether such a redemption might be a dividend if the redeeming shareholder maintains some ownership in the fund. In addition, the RIC Modernization Act now provides that certain loss limitation rules will not apply in the case of a redemption of a lower tier fund’s shares.

Prospectus

1.	Comment: With respect to the SPDR SSgA Conservative Global Allocation ETF, SPDR SSgA Global Allocation ETF and SPDR SSgA Aggressive Global Allocation ETF, please disclose in “The Fund’s Principal Investment Strategy” section the corresponding Portfolio’s “global” policy.

Response: The following has been added to “The Fund’s Principal Investment Strategy” section for each of the SPDR SSgA Conservative Global Allocation ETF, SPDR SSgA Global Allocation ETF and SPDR SSgA Aggressive Global Allocation ETF:

The Portfolio, through its investments in ETPs, will generally invest at least 30% of its assets in securities of issuers economically tied to countries other than the United States and will generally hold securities of issuers economically tied to at least three countries, including the United States. In determining if a security is economically tied to a non-U.S. country, the Portfolio generally looks to the country of incorporation of the issuer as listed on Bloomberg, a widely recognized provider of market information. However, the Adviser may determine a security is economically tied to a non-U.S. country based on other factors, such as an issuer’s country of domicile, where more than 50% of an issuer’s revenues are generated or where an issuer’s primary exchange is located. As a result, a security may be economically tied to more than one country.

2.	Comment: With respect to the SPDR SSgA Real Asset Strategy ETF please either (i) re-name the Fund to not include the term “Real Asset” or (ii) limit the Fund’s investments in

Richard Pfordte, Esq.

April 13, 2012

inflation protected securities to no more than 20% of the Fund’s assets. The Staff does not consider inflation protected securities to be “real assets.”

Response: The name of the Fund has been changed to the SPDR SSgA Multi-Asset Real Return ETF.

3.	Comment: Please include disclosure explaining when a Fund might abandon the master feeder structure.

Response: We note that the prospectus currently states:

In addition, each Fund may discontinue investing through the master-feeder arrangement and pursue its investment objectives directly if the Fund’s Board of Trustees determines that doing so would be in the best interests of shareholders.

We believe this disclosure is consistent the disclosure included in other feeder fund registration statements.

4.	Comment: Please review and revise as necessary the disclosure in the prospectus and SAI regarding exchange-traded products. Because ETPs include ETFs and ETNs, some of the statements that are made about ETPs may be true for some ETPs, but not all ETPs.

    Response: The disclosure has been revised accordingly.

5.	Comment: Please clarify in the prospectus and SAI that the strategies and risks discussed are the strategy and risks of the corresponding Portfolio.

Response: The prospectus and SAI have been revised accordingly.

SAI

1.	Comment: Please include disclosure describing/defining what it means to be a diversified fund.

Response: The “Diversification” discussion in the SAI has been revised as follows:

Each Portfolio and Fund is classified as a “diversified” investment company under the 1940 Act. Under the 1940 Act, a diversified investment company, as to 75% of its total assets, may not purchase securities of any issuer (other than securities issued or guaranteed by the U.S. Government, its agents or instrumentalities or securities of other investment companies) if, as a result, more than 5% of its total assets would be invested in the securities of such issuer, or more than 10% of the issuer’s outstanding voting securities would be held by the investment company.

Richard Pfordte, Esq.

April 13, 2012

***************

The Trust acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Trust, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Trust further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 739-5654 if you have any questions concerning the foregoing.

Sincerely,

/s/ W. John McGuire

W. John McGuire

cc:	Lance Dial
Beau Yanoshik

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